October 8, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EXCO Resources, Inc.
Registration Statement on Form S-3
Filed September 28, 2015
File No. 333-207166

Dear Sir or Madam:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-3 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, EXCO Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 3:00 p.m., Washington, D.C. time, on Tuesday, October 13, 2015, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXCO Resources, Inc.

By:	/s/ William L. Boeing
Name:	William L. Boeing
Title:	Vice President, General Counsel and Secretary